K&L Gates llp State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

July 20, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Kathy Churko

Re:	John Hancock Bond Trust (the “Trust”) — File No. 333-212214 Registration Statement on Form N-14

Dear Ms. Churko:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 8, 2016 from the accounting staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Focused High Yield Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Core High Yield Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of John Hancock Funds III, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on June 24, 2016, accession no. 0001133228-16-010462.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

Comment 1 — On page 5, under the heading “Comparison of Fund Classes, Expenses, Advisory Arrangements, and Distribution Plans,” please disclose in a footnote why Class R2 and Class R4 shares are not included.

Response to Comment 1 — The Trust has made the requested change.

Comment 2 — On page 7, under the heading “Comparison of Expenses,” please state both Funds’ management fees based on asset levels as of a recent date. Please also correct the final sentence to state that “Following the Reorganization, the Acquiring Fund is expected to have

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July 20, 2016

assets in excess of $1.3 billion, which would result in a management fee of approximately 0.49%.” (Emphasis added.)

Response to Comment 2 — The Trust has made the requested change.

Comment 3 — On page 7, under the heading “Comparison of Expenses,” the staff notes that the as-of dates used to calculate the expenses of the Acquired Fund and the Acquiring Fund are different from the dates used to calculate the pro forma expense information. The staff believes that all information in the fee table should be based on current expenses and that the pro forma expense information should be dated as of the same date as the expenses of the [Acquiring] Fund.

Response to Comment 3 — The Trust respectfully notes Item 3(a) of Form N-14 directs registrants to follow the format prescribed in Item 3 of Form N-1A. Item 3 of Form N-1A requires registrants to “[b]ase the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Fund’s most recent fiscal year”, as a registrant would do in their prospectus. In accordance with these requirements, the expense table information for the Acquired Fund and the Acquiring Fund is based on expenses paid by the Acquired Fund for the one-year period ended March 31, 2016, the Acquired Fund’s most recently completed fiscal year, and expenses paid by the Acquiring Fund for the one-year period ended May 31, 2015, the Acquiring Fund’s most recently completed fiscal year. This fiscal year end expense information is based on each fund’s audited financial statements. The pro forma expenses of the Combined Fund are based on more recent, unaudited expense information in the Acquiring Fund’s most recently completed semiannual report for the period ended November 30, 2015. This approach provides shareholders with more recent pro forma financial information. The Trust notes it has taken this approach in a number of mergers in the recent past, where it has used the most recent fiscal year ends for acquired and acquiring fund, while using a more recent fiscal period for pro forma expenses where more current semiannual financial information is available (See: (1) JH Select Growth Fund merger into JH Strategic Growth Fund, https://www.sec.gov/Archives/edgar/data/1329954/000113322816007018/e429311_497.htm; and (2) JH Fundamental Large Cap Core Fund merger into JH Fundamental Large Cap Core Fund (formerly, JH Large Cap Equity Fund), https://www.sec.gov/Archives/edgar/data/22370/000113322815005757/e423214_485bpos.htm). The Trust has done this to provide shareholders with the most recent available expense information. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 4 — On page 7, under the heading “Comparison of Expenses,” please include information regarding shareholder transaction fees (i.e., sales loads, etc.) per Item 3 of Form N-1A. Please also disclose in a footnote to this table why Class R2 and Class R4 shares are not included.

Response to Comment 4 — The Trust has made the requested changes.

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July 20, 2016

Comment 5 — On page 17, under the heading “Average annual total returns for periods ended December 31, 2015 - Core High Yield Fund (Acquired Fund),” the staff notes that pre-inception performance is shown for Class C, Class R2, Class R4, Class R6 and Class NAV shares. Please explain supplementally why such performance is shown.

Response to Comment 5 — The Trust notes that it shows pre-inception performance for Class C, Class R2, Class R4, Class R6, and Class NAV shares of the Acquired Fund as it does in its registration statement. The Trust shows this pre-inception performance in accordance with Item 6 of Form N-14, which requires the registrant to provide the information required by Item 4 of Form N-1A. Instruction 3.(b) to Item 4(b)(2) of Form N-1A requires a new share class in a multiple class fund to show the returns of another share class at class launch. As a result, the newer share classes (Class C, Class R2, Class R4, Class R6, and Class NAV) are showing pre-inception performance information for Class A shares (the oldest share class of the Acquired Fund), in accordance with Form N-1A, that have been recalculated to reflect the gross fees and expenses of the applicable share class, pursuant to relevant SEC guidance. We note that this response applies equally to the performance of the Acquiring Fund.

Comment 6 — On paragraph 2 of page 19, please estimate the approximate amount of portfolio sales that will occur in connection with the Reorganization, including brokerage charges, and whether such sales are necessary to bring the Acquired Fund into compliance with the Acquiring Fund’s investment strategies.

Response to Comment 6 — The Trust notes that the portfolios of the Acquiring Fund and the Acquired Fund are currently harmonized and aligned. The Trust does not anticipate that the Acquired Fund will make any portfolio sales in connection with the Reorganization. Any securities bought or sold for one Fund will be reviewed against the investment policies and restrictions of the other Fund. Any portfolio purchases effectuated for either the Acquiring Fund or the Acquired Fund will be made in an attempt to achieve the investment objective of that Fund. Accordingly, the Trust has revised the Proxy/Prospectus consistent with this response.

Comment 7 — On page 20, under the heading “Additional Terms of the Agreement and Plan of Reorganization - Expenses of the Reorganization,” please disclose the basis upon which the allocation of costs has been determined. The staff notes that the Acquired Fund appears to be paying the majority of the costs of the Reorganization, although it is a smaller fund. Please also include a statement that the Acquired Fund is bearing most of the costs of the Reorganization.

Response to Comment 7 — The Trust has made the requested change.

Comment 8 — On page 20, under the heading “Capitalization,” please revise the table to be as of the same date as the pro forma financial statements (May 31, 2016).

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July 20, 2016

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — On page 21, with respect to the Capitalization table, please explain why decreases in net assets and in Net Asset Values are shown with respect to Class B, Class R2, and Class R4 shares, despite the fact that these share classes are not part of the Reorganization.

Response to Comment 9 — The Trust respectfully notes that the decreases shown in the capitalization table are attributable to the fact that each Fund has begun accruing reorganization expenses on a fund-wide basis which will, inherently, involve classes not involved in the Reorganization. The Trust further notes that there has been no change in the Net Asset Values due to the decreases in net assets to reflect the estimated expenses of the Reorganization.

Statement of Additional Information (“SAI”)

Comment 10 — Please revise the heading “Pro Forma Financial Information” to state that the information is unaudited.

Response to Comment 10 — The Trust has made the requested change.

Comment 11 — Under the heading “Pro Forma Financial Information,” please revise the second paragraph to refer to unaudited pro forma information for the twelve months ended November 30, 2015, had the Reorganization been consummated on December 1, 2014.

Response to Comment 11 — The Trust has made the requested change.

Comment 12 — Under the heading “Pro Forma Financial Information,” please state that Class R6 shares of the Acquiring Fund will commence operations on the date of the Reorganization.

Response to Comment 12 — The Trust has made the requested change.

Comment 13 — Under the heading “Pro Forma Financial Information,” please note any material changes to the service provider contracts resulting from the Reorganization, other than advisory contract changes.

Response to Comment 13 — Because there will be no changes to service providers or their contractual services provided in connection with the Reorganization, no changes are necessary in response to this comment.

Comment 14 — Under the heading “Pro Forma Financial Information,” after noting that the Acquiring Fund is expected to be the accounting survivor after the Reorganization, please note whether performance shown will continue to be that of the Acquiring Fund. Please also disclose what performance will be shown for Class R6 shares of the Acquiring Fund, which will commence operations on the date of the Reorganization.

Securities and Exchange Commission
July 20, 2016

Response to Comment 14 — The Trust has made the requested changes.

Comment 15 — Under the heading “Pro Forma Financial Information,” please add the following information:

1.	A general description of the tax consequences of the Reorganization.

2.	Information regarding the costs of the merger to each Fund whether or not the merger is consummated.

3.	A description of the extent of, reasons for, and costs associated with portfolio realignment in connection with the merger, including a statement that total merger costs do not include brokerage commissions incurred during any portfolio realignment.

4.	State the capital loss carryforwards of each Fund as of the most recently completed fiscal year end.

Response to Comment 15 — The Trust respectfully notes that the information requested above is included in other sections of the Proxy/Prospectus, as explained below. Because the Trust believes that the headings under which this information appears are appropriate, accordingly, the Trust respectfully declines to make any changes in response to this comment.

Information regarding tax consequences, capital loss carryforwards is included under “Further Information on the Reorganization.

Information regarding the estimated costs of the Reorganization, including the treatment of brokerage commissions expected to be incurred and the payment of expenses if the Reorganization is not consummated, is included under “Additional Terms of the Agreement and Plan of Reorganization—Expenses of the Reorganization.”

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

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July 20, 2016

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

cc:	Thomas Dee, Assistant Secretary of the Trust
Harsha Pulluru, Assistant Secretary of the Trust